SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made effective as of September 13, 2019 (the "Effective Date").

BETWEEN:

VIZSLA RESOURCES CORP., a company existing under the laws of the Province of British Columbia, having an office at Suite 1001, 1030 West Georgia Street, Vancouver, BC V6E 3B9

("Vizsla")

AND:

CANAM ALPINE VENTURES LTD., a company existing under the laws of the Province of British Columbia, having an office at 3508 - 1408 Strathmore Mews, Vancouver, BC V6Z 3A9

("Canam")

AND:

WHEREAS:

A. Vizsla has agreed to purchase, and Mirko has agreed to sell to Vizsla, all of the outstanding common shares in the capital of Canam (the "Canam Shares") on the terms and conditions set forth in this Agreement (the "Acquisition").

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties do covenant and agree each with the other as follows:

1. Definitions and Schedules

1.1 Definitions:

(a) "Acquisition" has the meaning ascribed to that term on the face page of this Agreement;

(b) "Agreement" means this agreement, as amended or otherwise modified, and any Schedules attached hereto;

(c) "Anti-Corruption Laws" has the meaning assigned to that term in paragraph 47 of Schedule D;

(d) "Applicable Laws" means with respect to any matter, person, property or transaction, all rules, policies, notices, orders and legislation of any kind whatsoever of any governmental authority, regulatory body or stock exchange having jurisdiction over such matter, person, property or transaction hereby;

(e) "Assets" means all of the property, assets, and rights of Canam;

(f) "BCBCA" means the Business Corporations Act (British Columbia);

(g) "Books and Records" means all books and records of Canam relating to the Business;

(h) "Business" means the business of Canam as it is currently conducted, namely, the exploration for minerals in Mexico;

(i) "Business Day" means any day, except Saturdays and Sundays, on which banks are generally open for business in Vancouver, Canada;

(j) "Canam" has the meaning assigned to that term on the face page of this Agreement;

(k) "Canam Approvals" means all necessary approvals, waivers and consents required to be obtained by Canam in connection with the transactions contemplated by this Agreement;

(l) "Canam Shares" has the meaning ascribed to that term on the face page of this Agreement;

(m) "Closing" or "Closed" has the meaning assigned to that term in Section 10.1;

(n) "Closing Date" has the meaning assigned to that term in Section 10.1;

(o) "Common Shares" means common shares in the capital of Vizsla;

(p) "Communication" has the meaning assigned to that term in Section 12.7;

(q) "Consideration" means, collectively, the Milestone Shares, the Payment Shares and the Cash Payment;

(r) "Effective Date" has the meaning ascribed to that term on the first page hereof;

(s) "Encumbrances" means any mortgage, charge, pledge, security interest, lies, encumbrance, adverse claimor any other matter capable of registration against title;

(t) "Exchange" or "TSX-V" means the TSX Venture Exchange;

(u) "Exemptions" has the meaning ascribed thereto in Section 5.4 of this Agreement;

(v) "First Milestone Event" means the exercise of any Option by Canam;

(w) "First Milestone Shares" means the 6,500,000 Common Shares issuable upon the occurrence of the First Milestone Event;

(x) "Government Authority" means any foreign, national, provincial, local or state government, any political or any governmental, judicial, public or statutory instrumentality, court, tribunal, agency (including those pertaining to health, safety or the environment), authority, body or entity, or other regulatory bureau, authority, body or entity and, for greater certainty, includes the Exchange and the applicable Securities Commissions;

(y) "Interim Period" means the period from Effective Date to the Time of Closing;

(z) "ITA" means the Income Tax Act (Canada);

(aa) "Material Adverse Change" means, in respect of Canam or Vizsla (or their subsidiaries, if applicable), any one or more changes, events or occurrences which may have a Material Adverse Effect, and "Material Adverse Effect" means, in respect of Canam or Vizsla (or their subsidiaries), any state of facts which, in any case, either individually or in the aggregate are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of Canam or Vizsla, as the case may be, provided that a Material Adverse Change or Material Adverse Effect shall not include any change or effect (whether alone or in combination with any other effect), directly or indirectly, arising out of, relating to, resulting from or reasonably attributable to: (i) the announcement of this Agreement or the pending completion of the transactions contemplated hereby; (ii) changes in the capital markets generally; (iii) changes in the mineral exploration industry generally; or (iv) any matter that has been disclosed to the public or the other Parties prior to the date of this Agreement. For certainty, any one or more changes, events or occurrences which, after notice or lapse of time or both, would constitute a default under any Option Agreement, is deemed to be a Material Adverse Change;

(bb) "Material Contracts" means, with respect to any Person, contracts, agreements and other material documents of a Person of any kind whatsoever including, without limitation, lease agreements, license agreements, assignment agreements, joint venture agreements, acquisition and disposition agreements, employment agreements, shareholder or voting agreements, share purchase or sale agreements, bank and financial institution loans, promissory notes, debentures, general security, subordination and priority agreements that are material to such Person's business;

(cc) "Milestone Events" means, collectively, the First Milestone Event and the Second Milestone Event;

(dd) "Milestone Shares" means, collectively, the First Milestone Shares and the Second Milestone Shares;

(ee) "Mineral Claims" means any mining claim, staked claim, mining concession or mining lease;

(ff) "Mineral Rights" means and all rights, whether contractual or otherwise, for the exploration for or exploitation or extraction of mineral resources and reserves from Mineral Claims together with surface rights, water rights, royalty interests, fee interests, net profit interests, joint venture interests, carried interests and other leases, rights of way and enurements related to any such rights;

(gg) "NI 43-101" means National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects" issued by the Canadian Securities Administrators, as it exists from time to time;

(hh) "Option Agreements" means the option agreements listed in Schedule A;

(ii) "Optionors" means the optionors under the Option Agreements;

(jj) "Options" means the options to acquire a 100% interest in each of the Properties held by Canam pursuant to the Option Agreements;

(kk) "Parties" means, together, Vizsla, Canam and Mirko and "Party" means any one of them;

(ll) "Payment Shares" has the meaning assigned to that term in Section 2.1;

(mm) "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or association, or a governmental entity (or any department, agency, or political subdivision thereof);

(nn) "Properties" means the mining concessions which are subject to the Option Agreements;

(oo) "Qualified Person" has the meaning ascribed thereto in NI 43-101;

(pp) "Regulatory Approval" means an approval, consent, waiver, permit, order or exemption from any Government Authority which is required to be obtained in order to permit the Acquisition to be effected, including, without limitation, approval of the Exchange and the applicable Securities Commissions;

(qq) "Second Milestone Event" means the delivery to Vizsla of a technical report in accordance with NI 43-101 establishing the existence on any portion of the Properties of at least 200,000 ounces of either gold or gold equivalent categorized as "measured resources" or a combination of "measured resources" and "indicated resources" (as such terms are defined in NI 43-101). Such report must be prepared by an independent Qualified Person, chosen by Vizsla;

(rr) "Second Milestone Shares" means the 5,500,000 Common Shares issuable upon the occurrence of the Second Milestone Event;

(ss) "Security" or "Securities" means any shares, ownership interests, stock options, warrants, convertible notes or debentures, agreements, documents, instruments or other writings of any kind whatsoever which constitute a "security" as that term is defined in Securities Laws;

(tt) "Securities Commissions" means, collectively, the British Columbia Securities Commission and such other securities commission having jurisdiction over the transactions contemplated herein;

(uu) "Securities Laws" means the securities legislation of each province or territory having jurisdiction and the regulations and rules thereunder and all administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted by the Securities Commission of that jurisdiction;

(vv) "Subsidiary" means any subsidiary within the meaning of Section 2(2) of the BCBCA and "Subsidiaries" means more than one Subsidiary;

(ww) "Tax" or "Taxes" means all taxes and other governmental charges of any kind whatsoever including without limitation, all federal, state, municipal or other governmental imposed income tax, capital tax, capital gains tax, transfer tax, value-added tax, sales tax, social services, health, payroll and employment taxes, duty, customs, or import duties and any penalty charges or interest in respect of the foregoing;

(xx) "Third Party" means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party to this Agreement;

(yy) "Time of Closing" has the meaning assigned to that term in Section 10.1;

(zz) "U.S. Person" means a U.S. person as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

(aaa) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(bbb) "Vizsla Approvals" means all necessary approvals, waivers and consents required to be obtained by Vizsla in connection with the transactions contemplated by this Agreement; and

(ccc) "Voluntary Pool" has the meaning assigned to that term in Section 4.1.

1.2 Schedules

The following schedules are attached to and form part of this Agreement:

Schedule Title

A Option Agreements

B Canam Authorized Share Structure and Issued Securities

C Vizsla Authorized Share Structure and Issued Securities

D Representations and Warranties of Canam

E Representations and Warranties of Mirko

F Representations and Warranties of Vizsla

2. Purchase and Sale

2.1 Subject to the terms and conditions of this Agreement, Mirko hereby agrees to sell all his ownership interest in and to the Canam Shares, as described in Schedule B, to Vizsla free and clear of all Encumbrances and Vizsla agrees to purchase all of the Canam Shares in consideration for the 6,000,000 Common Shares (the "Payment Shares"), $45,000 in a cash payment (the "Cash Payment") and the 12,000,000 Milestone Shares to be issued on the occurrence of the Milestone Events.

2.2 On Closing, Vizsla shall issue the Payment Shares and make the Cash Payment to Mirko. The Parties acknowledge and agree that the Payment Shares, Cash Payment and Milestone Shares represent the sole consideration to be received by Mirko in exchange for the Canam Shares.

2.3 The Parties hereby acknowledge and declare their common intention that the transfer of the Canam Shares contemplated herein shall take place on a fully-deferred basis for the purposes of the ITA, pursuant to the provisions of section 85.1 of the ITA.

3. Milestone Shares

3.1 Within ten Business Days after the later of (a) the occurrence of the First Milestone Event, and (b) the receipt of TSX-V approval for the issuance of the First Milestone Shares, Vizsla shall issue the First Milestone Shares to Mirko. Vizsla shall use commercially reasonable efforts to achieve the First Milestone Event within two years of the Closing Date.

3.2 Within ten Business Days after the later of (a) the occurrence of the Second Milestone Event, and (b) the receipt of TSX-V approval for the issuance of the Second Milestone Shares, Vizsla shall issue the Second Milestone Shares to Mirko. Vizsla shall use commercially reasonable efforts to achieve the Second Milestone Event within five years of the Closing Date.

4. Voluntary Pooling Restrictions

4.1 In addition to any resale restrictions, escrow or hold periods imposed by Securities Laws or the policies of the TSX-V, the Payment Shares will be subject to voluntary pooling restrictions as follows (the "Voluntary Pool"):

(a) 12.5% will be released from the Voluntary Pool on the date that is three months after the Closing Date;

(b) 12.5% will be released from the Voluntary Pool on the date that is six months after the Closing Date;

(c) 12.5% will be released from the Voluntary Pool on the date that is nine months after the Closing Date;

(d) 12.5% will be released from the Voluntary Pool on the date that is 12 months after the Closing Date;

(e) 12.5% will be released from the Voluntary Pool on the date that is 15 months after the Closing Date;

(f) 12.5% will be released from the Voluntary Pool on the date that is 18 months after the Closing Date;

(g) 12.5% will be released from the Voluntary Pool on the date that is 21 months after the Closing Date; and

(h) 12.5% will be released from the Voluntary Pool on the date that is 24 months after the Closing Date.

4.2 While Payment Shares are subject to the Voluntary Pool, such Payment Shares may not be, directly or indirectly, sold, offered, assigned, transferred or pledged. The certificates representing the Payment Shares will bear legends reflecting the aforementioned Voluntary Pool.

5. Covenants, Agreements and Acknowledgements

5.1 During the Interim Period, neither Mirko nor Canam shall take any action, directly or indirectly, to encourage, initiate or engage in discussions or negotiations with, or provide any information to, any Person, other than Vizsla and its designated and authorized representatives, concerning any sale, transfer or assignment of the Canam Shares, any portion of the Business or the Assets. Mirko and Canam shall notify Vizsla promptly if any such discussions or negotiations are sought or if any proposal for a sale, transfer or assignment of the Canam Shares, any portion of the Business or the Assets is received or being considered.

5.2 During the Interim Period, as Vizsla has already conducted extensive due diligence in respect of Canam, the Option Agreements and the Assets, Vizsla and its authorized representatives shall be permitted to conduct confirmatory due diligence in respect of the same and Canam and Mirko shall facilitate Vizsla's conduct of such confirmatory due diligence.

5.3 Without in any way limiting any other obligations of Canam hereunder, during the Interim Period:

(a) Canam shall conduct the Business and the operations and affairs of Canam only in the ordinary course, and Canam shall not, without the prior written consent of Vizsla, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of Canam in this Agreement and, without limiting the generality of the foregoing, Canam shall:

(i) not amalgamate, merge or consolidate with or acquire or agree to acquire all or substantially all of the shares and assets of any Person, not acquire or lease or agree to acquire or lease any business operations or any equity interests in any other Person, not acquire or agree to acquire any legal or beneficial interest in any real property or not to occupy, lease, manage or control or agree to occupy, lease or manage or control any facility or property;

(ii) not enter into any compromise or settlement of any litigation, proceeding or government investigation relating to the Business or any of the Assets;

(iii) not enter into any Material Contract;

(iv) not move any material part of the Business to any other location from which Canam does not carry on the Business at the date hereof; and

(v) not make any change to its governing documents;

(b) Canam shall:

(i) continue to maintain in full force and effect all the insurance policies or renewals thereof currently in effect;

(ii) take out, at the expense of Vizsla, such additional insurance as may be reasonably requested by Vizsla; and

(iii) report all claims or known circumstances or events which may give rise to a claim to its insurers under the insurance policies in a due and timely manner to the Closing Date and to provide copies of those reports to Vizsla;

(c) Canam shall use commercially reasonable efforts to obtain the Canam Approvals;

(d) Canam shall use commercially reasonable efforts to preserve intact, the Business, the Assets, and the operations and affairs of Canam and to carry on the Business and the affairs of Canam as currently conducted;

(e) Canam shall pay and discharge its liabilities in the ordinary course in accordance and consistent with the previous practice of Canam, except those contested in good faith by Canam;

(f) Canam shall take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to complete the transfer of the Canam Shares to Vizsla and to cause all necessary meetings of directors and shareholders of Canam to be held for that purpose;

(g) Canam shall periodically report to Vizsla as it may reasonably request concerning the state of Canam, the Business and the Assets; and

(h) Canam shall use commercially reasonable efforts to satisfy the conditions contained in Section 6.1 and Section 6.3.

5.4 Mirko hereby acknowledges and agrees with Vizsla as follows:

(a) the transfer of the Owned Shares and the issuance of the Payment Shares in exchange therefor will be made pursuant to appropriate exemptions (the "Exemptions") from the formal takeover bid and prospectus requirements of the Securities Laws;

(b) the number of Payment Shares to be issued to Mirko may be adjusted prior to Closing in accordance with the provisions of this Agreement;

(c) the Payment Shares issued to Mirko will be subject to pooling restrictions as set out in this Agreement;

(d) as a consequence of acquiring the Payment Shares pursuant to the Exemptions:

(i) Mirko will be restricted from using certain of the civil remedies available under the Securities Laws;

(ii) Mirko may not receive information that might otherwise be required to be provided to Mirko, and Vizsla is relieved from certain obligations that would otherwise apply under Securities Laws if the Exemptions were not being relied upon by Vizsla;

(iii) no securities commission, stock exchange or similar regulatory authority has reviewed or passed on the merits of an investment in the Payment Shares;

(iv) there is no government or other insurance covering the Payment Shares; and

(v) an investment in the Payment Shares is speculative and of high risk;

(e) the certificates representing the Payment Shares will be subject to a four-month hold period in Canada; and

(f) Mirko is knowledgeable of, or has been independently advised as to, the Applicable Laws of British Columbia which may impose restrictions on the resale of such Payment Shares in British Columbia and it is Mirko's responsibility to find out what those resale restrictions are, and to comply with them before selling the Payment Shares.

5.5 Mirko acknowledges that Vizsla does not assume and shall not be liable for any taxes under the ITA or any other taxes whatsoever which may be or become payable by Mirko including, without limiting the generality of the foregoing, any taxes resulting from or arising as a consequence of the sale by Mirko to Vizsla of the Owned Shares herein contemplated, and Mirko shall indemnify and save harmless Vizsla from and against all such taxes.

5.6 Mirko acknowledges having fully read and understood this Agreement, and having either received independent legal advice, or having had the opportunity to receive independent legal advice, with respect to this Agreement. Mirko is signing this Agreement voluntarily, without coercion or compulsion, and without relying upon any representations, promises or terms, except as expressly set out in this Agreement.

5.7 Mirko acknowledges and consents to: (i) the disclosure by Vizsla and Canam of Personal Information (hereinafter defined) concerning Mirko to any Government Authority including, but not limited to, the Exchange and its affiliates, authorized agents, subsidiaries and divisions; and (ii) the collection, use and disclosure of Personal Information by the Exchange for the following purposes (or as otherwise identified by the Exchange, from time to time):

(a) to conduct background checks;

(b) to verify the Personal Information that has been provided about Mirko;

(c) to consider the suitability of Mirko, as a holder of securities of Vizsla;

(d) to consider the eligibility of Vizsla to continue to list on the Exchange;

(e) to provide disclosure to market participants as the security holdings of Vizsla's shareholders, and their involvement with any other reporting issuers, issuers subject to a cease trade order or bankruptcy, and information respecting penalties, sanctions or personal bankruptcies, and possible conflicts of interest with Vizsla;

(f) to detect and prevent fraud;

(g) to conduct enforcement proceedings; and

(h) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, Securities Laws and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

5.8 Mirko also acknowledges that: (i) the Exchange also collects additional Personal Information from other sources, including securities regulatory authorities in Canada or elsewhere, investigative law enforcement or self-regulatory organizations, and regulations service providers to ensure that the purposes set forth above can be accomplished; (ii) the Personal Information the Exchange collects may also be disclosed to the agencies and organizations referred to above or as otherwise permitted or required by Applicable Law, and they may use it in their own investigations for the purposes described above; (iii) the Personal Information may be disclosed on the Exchange's website or through printed materials published by or pursuant to the direction of the Exchange; and (iv) the Exchange may from time to time use third parties to process information and provide other administrative services, and may share the Personal Information with such providers.

5.9 Herein, "Personal Information" means any information about Mirko required to be disclosed to any Government Authority, whether pursuant to a prescribed form or pursuant to a request made by a Government Authority.

5.10 Mirko acknowledges and consents to: (i) the fact that Vizsla is collecting Mirko's Personal Information for the purpose of completing this Agreement; (ii) Vizsla retaining such Personal Information for as long as permitted or required by Applicable Laws or business practices; (iii) the fact that Vizsla may be required by Securities Laws, the rules and policies of any stock exchange or the rules of the Investment Industry Regulatory Organization of Canada to provide regulatory authorities with any Personal Information provided by Mirko in this Agreement.

6. Conditions Precedent

6.1 The respective obligations of the Parties to complete the transactions contemplated by this Agreement will be subject to the satisfaction of the following conditions, any of which may be waived by any Party in whole or in part without prejudice to such Party's right to rely on any other of them:

(a) all required Regulatory Approvals including, without limiting the generality of the foregoing, the conditional acceptance of the Acquisition by the TSX-V, subject only to conditions customary for a transaction of this nature; and

(b) there will not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Acquisition.

6.2 Vizsla's obligations under this Agreement including, without limitation, its obligation to close the transactions contemplated under this Agreement, are subject to the fulfillment, to its satisfaction, of the following conditions that:

(a) on or before the Time of Closing, Vizsla will have completed its confirmatory due diligence review of Canam including title to the Canam Shares to its reasonable satisfaction;

(b) the representations and warranties of Canam and Mirko contained in Schedule D and E, respectively, will be true and correct in all material respects at and as of the Closing;

(c) all covenants, agreements and obligations hereunder on the part of Canam and Mirko to be performed or complied with at or prior to the Closing contained herein will have been performed and complied with in all material respects;

(d) Canam and Mirko will have delivered to Vizsla the documents required to be delivered by them pursuant to Section 10.2;

(e) Canam will have obtained the Canam Approvals; and

(f) there will have been no Material Adverse Change in respect of Canam.

The conditions precedent set forth above are for the exclusive benefit of Vizsla and may be waived by it in whole or in part by it on or before the Time of Closing.

6.3 Canam and Mirko's obligations under this Agreement including, without limitation, their obligations in connection with the closing of the transactions contemplated under this Agreement, are subject to the fulfillment, to its satisfaction, of the following conditions that:

(a) the representations and warranties of Vizsla contained in Schedule F will be true and correct in all material respects at and as of the Closing;

(b) all covenants, agreements and obligations hereunder on the part of Vizsla to be performed or complied with at or prior to the Closing contained herein will have been performed and complied with in all material respects;

(c) on Closing, Vizsla will have delivered to Canam the documents required to be delivered by it pursuant to Section 10.3;

(d) Vizsla will have obtained the Vizsla Approvals; and

(e) there will have been no Material Adverse Change in respect of Vizsla.

The conditions precedent set forth above are for the exclusive benefit of Canam and Mirko and may be waived by Canam and Mirko in whole or in part by it on or before the Time of Closing.

7. Canam's Representations and Warranties

7.1 In order to induce Vizsla to enter into this Agreement and complete its obligations hereunder, Canam makes the representations and warranties to Vizsla set forth in Schedule D.

8. Mirko's Representations and Warranties

8.1 In order to induce Vizsla to enter into this Agreement and complete its obligations hereunder, Mirko makes the representations and warranties to Vizsla set forth in Schedule E.

9. Vizsla Representations and Warranties

9.1 In order to induce Canam and Mirko to enter into this Agreement and complete their respective obligations hereunder and thereunder, Vizsla makes the representations and warranties to Canam and to Mirko contained in Schedule F.

10. Closing

10.1 The completion of the transactions contemplated under this Agreement shall be completed (the "Closing") at the offices of Forooghian & Company Law Corporation, at 11:00 a.m. (Vancouver time) (the "Time of Closing"), on the date which is the fifth Business Day following the satisfaction or waiver of all conditions precedent as set out in Section 6, or such other time or date as the parties may agree upon (the "Closing Date").

10.2 At the Time of Closing on the Closing Date, Mirko and Canam shall deliver to Vizsla the following Closing documents:

(a) resignations of all directors and officers of Canam;

(b) the certificates, documents and agreements providing for and representing the outstanding Canam Shares;

(c) a fully completed and properly executed personal information form in the form required by the Exchange in respect of Mirko;

(d) a certificate of an officer of Canam certifying that (i) all of Canam's representations and warranties set out in Schedule D are true as of Closing, (ii) all of Canam's covenants set out herein have been performed, and (iii) all of the conditions for the benefit of Canam have been complied with or waived; and

(e) a certificate signed by Mirko certifying that (i) all of Mirko's representations and warranties set out in Schedule E are true as of Closing, (ii) all of Mirko's covenants set out herein have been performed, and (iii) all of the conditions for the benefit of Mirko have been complied with or waived.

10.3 At the Time of Closing on the Closing Date, Vizsla shall deliver to Canam and to Mirko the following:

(a) certificates representing Payment Shares, registered in the name of, or in accordance with the written direction of, Mirko;

(b) evidence satisfactory to Canam and Mirko that Vizsla has obtained Regulatory Approval for the Acquisition; and

(c) a certificate of an officer of Vizsla certifying that (i) all of Vizsla's representations and warranties set out in Schedule F are true as of Closing, (ii) all of Vizsla's covenants set out herein have been performed, and (iii) all of the conditions for the benefit of Vizsla have been complied with or waived.

10.4 The items tabled at Closing pursuant to Sections 10.2 and 10.3 shall be held in escrow until all of such items have been tabled and Vizsla, Canam and Mirko have acknowledged that they are satisfied therewith, whereupon such escrow shall be terminated and the Closing shall have occurred. If such escrow is not released on or before 5:00 p.m. on the Closing Date and the Parties do not agree to an extension of the escrow, the Closing shall not occur, and the balance of the documents tabled by each Party pursuant to this Section 10.4 shall be returned to such Party.

11. Termination

11.1 This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Vizsla, Canam and Mirko;

(b) by Vizsla is there is a Material Adverse Change relating to Canam;

(c) by Canam and Mirko if there is a Material Adverse Change relating to Vizsla;

(d) by Vizsla if applicable Regulatory Approval is not received or the regulatory authority has notified in writing to Vizsla that it will not permit the transaction, on or prior to May 31, 2020;

(e) by either Vizsla or Canam and Mirko if the Closing shall not have been consummated on or prior to June 30, 2020, without liability to the terminating party on account of such termination; provided that the right to terminate this Agreement pursuant to this 11.1(e) shall not be available to a party whose material breach or violation of any representation, warranty, covenant, obligation or agreement under this Agreement has been the cause of or has resulted in the failure of the Closing to occur on or before such date;

(f) by Vizsla, if there has been a material breach by Canam or Mirko of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.2 which Canam or Mirko, as the case may be, fails to cure within ten Business Days after written notice thereof is given by Vizsla;

(g) by Canam and Mirko if there has been a material breach by Vizsla of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby which breach would result in the failure to satisfy one or more of the conditions set forth in Section 6.3 which Vizsla fails to cure within ten Business Days after written notice thereof is given by Canam and Mirko; or

(h) by any party, if any permanent injunction or other order of a court or other competent authority preventing the Closing shall have become final and non-appealable; provided, however, that no party shall be entitled to terminate this Agreement if such party's material breach of this Agreement or any of the documents contemplated hereby has resulted in such permanent injunction or order.

11.2 Upon termination of this Agreement in accordance with the terms hereof, the parties hereto shall have no further obligations under this Agreement, other than the obligations contained in Section 12.2.

12. General

12.1 None of the Parties will make any press release, public announcement or public statement about the transactions contemplated herein which has not been previously approved by Vizsla, Canam and Mirko, except that Vizsla may make a press release or filing with a regulatory authority if counsel for Vizsla advises that such press release or filing is necessary under applicable Securities Laws or the rules and policies of the Exchange, provided that Vizsla will provide Canam and Mirko with the opportunity to review and provide comments prior to dissemination.

12.2 Each Party will be responsible for all of his, her or its own expenses and costs in respect of the transactions contemplated hereunder including, without limitation, expenses and costs incurred for professional advice such as legal, accounting, tax, financial and business advice, among others, finder's fees and any personal or corporate sales taxes, income taxes and capital gains. Canam acknowledges and agrees that Vizsla is obligated to pay a finder's fee to Doug Seaton of Nakusp, British Columbia, on the Closing Date of 250,000 Common Shares and an additional 250,000 Common Shares on each occurrence of a Milestone Event (for a total of 750,000 Common Shares).

12.3 Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this subsection or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

12.4 The Schedules to this Agreement and the recitals to this Agreement constitute a part of this Agreement. Whenever the singular or masculine is used in this Agreement the same shall be deemed to include the plural or the feminine or the body corporate or vice versa as the context may require.

12.5 This Agreement constitutes the entire agreement between the Parties in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein.

12.6 The Parties shall execute and deliver all such further documents and instruments and do all such acts and things as any Party may, either before or after the Closing, reasonably require of the other in order that the full intent and meaning of this Agreement is carried out. No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the Parties unless such alteration, amendment, modification or interpretation is in written form executed by all of the Parties.

12.7 Any payment, notice, request, demand, election and other communication of any kind whatsoever (a "Communication") to be given under this Agreement shall be in writing and shall be delivered by hand or e-mail to the parties at their following respective addresses:

To Vizsla:

Vizsla Resources Corp.

Suite 1001, 1030 West Georgia Street

Vancouver, BC V6E 3B9

Attention:	Michael Konnert
Email:	michael@inventacapital.ca

To Canam or to Mirko:

or to such other addresses as may be given in writing by the Parties in the manner provided for in this subsection, and the Party sending such notice should request acknowledgment of delivery and the Party receiving such notice should provide such acknowledgment.

12.8 This Agreement may not be assigned by any Party without the prior written consent of the other Party.

12.9 This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the parties hereby agree to attorn to the non-exclusive jurisdiction of the Courts of British Columbia and not to commence any form of proceedings in any other forum.

12.10 The phrase "to the knowledge of" when used to modify or describe the state of knowledge of factual or legal matters relating to a Party, whether or not used with any other limiting or expansive language, shall be construed in all cases to mean "to the knowledge of a senior officer of the Party after diligent enquiry".

12.11 The headings in this Agreement are solely for convenience or reference and are not intended to be complete or accurate descriptions of content or to be guides to interpretation of this Agreement or any part of it.

12.12 The word "including", when following any general statement or terms, is not to be construed as limiting the general statement or term to the specific items or matters set forth or to similar items or matters, but rather as permitting the general statement or term to refer to all other items or matters that could reasonably fall within its broadest possible scope.

12.13 Unless another currency is otherwise indicated, all references to currency are deemed to mean lawful money of Canada and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of Canada and to be paid by certified cheque or bank draft drawn on a Canadian chartered bank payable at par in Vancouver, British Columbia.

12.14 A reference to a statute includes all regulations made thereunder, all amendments to the statute or regulation in force from time to time, and every statute or regulation that supplements or supersedes such statute or regulation.

12.15 This Agreement may be signed by fax or other electronic means and in counterpart, and each copy so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the Effective Date first above written.

VIZSLA RESOURCES CORP.

Per: [redacted]

Authorized Signatory

CANAM ALPINE VENTURES LTD.

Per: [redacted]

Authorized Signatory

[redacted]

JOHN M. MIRKO

SCHEDULE A

OPTION AGREEMENTS

Optionor(s)	Property
Silverstone Resources, S.A. de C.V.	Copala Project, as more particularly described in Schedule A to the Option Agreement with such optionor
Minera Rio Panuco, S.A. de C.V., Jose Armando Lopez Velazquez, Karla Alicia Lopez Villanueva and Real de Panuco, S.A. de C.V.	Panuco Project, as more particularly described in Schedule A to the Option Agreement with such optionors

SCHEDULE B

CANAM AUTHORIZED SHARE STRUCTURE AND ISSUED SECURITIES

Class and Total Number Authorized	Total Number Issued
An unlimited number of Common Shares	3

Ownership of Issued Canam Shares

Shareholder	Number of Canam Shares Owned
John M. Mirko	3
Total	3

SCHEDULE C

VIZSLA AUTHORIZED SHARE STRUCTURE AND ISSUED SECURITIES

Vizsla has one class of share capital, being common shares without par value, of which 33,326,164 common shares (including 7,162,500 common shares held in escrow) are issued and outstanding as of the date of this Agreement.

As of the date of this Agreement, Vizsla has the following convertible securities outstanding:

• Compensation options entitling Haywood Securities Inc. and certain members of its selling group to purchase an aggregate of 355,833 common shares until September 19, 2020 at a price of $0.15 per common share.

• Stock options entitling the holders to purchase: (i) an aggregate of 2,010,000 common shares at a price of $0.15 per common share until February 27, 2029; and (ii) an aggregate of 1,318,000 common shares at a price of $0.17 per common share until June 13, 2024.

• Warrants entitling the holders to purchase: (i) an aggregate of 355,833 common shares at a price of $0.15 per common share until September 19, 2020; and (ii) an aggregate of 13,773,829 common shares at a price of $0.25 per common share until June 6, 2021.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF CANAM

Canam represents, warrants and agrees as of the date hereof and at the Time of Closing (or at such time as may be specifically set out below) the following:

1. Canam is a company duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia, and has the corporate power and capacity to enter into this Agreement and to carry out its terms and has all necessary corporate power to own its Assets and to conduct its business as such business is now being conducted;

2. to the extent required, Canam is qualified to conduct business in each applicable jurisdiction as necessary to perform its obligations under each of its Material Contracts, as applicable;

3. the execution and delivery of this Agreement by Canam and all other related agreements or documents, and the completion of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate acts on the part of Canam, and this Agreement constitutes a legal, valid and binding obligation of Canam;

4. the authorized share structure of Canam is as described in Schedule B, all of which shares are validly issued, fully paid and non assessable and are registered to Mirko and in the amount described in Schedule B, and there are no Encumbrances registered against title to the Canam Shares recorded in the Central Securities Register of Canam;

5. the rights, privileges, restrictions and conditions attached to the Canam Shares are as set out in Canam's constating documents and under applicable corporate legislation;

6. there are no outstanding share purchase warrants, broker options, options or other rights or other arrangements under which Canam is bound or obligated to issue additional shares in its capital or warrants, broker warrants, options or other rights to acquire shares in its capital and, to the knowledge of Canam, the Canam Shares are not subject to the terms of any shareholder or voting trust agreement;

7. Canam has not entered into any agreement, option, understanding or commitment or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment with any Third Party, for the acquisition of any of the Assets of Canam which has not been terminated prior to the date hereof;

8. Canam does not own or control directly or indirectly, any interest in any other corporation, association, partnership, joint venture or other business entity, other than three Mexican subsidiaries;

9. no proceedings have been taken or authorized by Mirko, or to the knowledge of Canam by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of Canam;

10. the Assets are owned by Canam free and clear of all Encumbrances, and Canam is not aware of any adverse claim or claims which may affect its ownership of the Assets;

11. neither the execution and delivery of this Agreement, nor the completion of the transactions contemplated hereby will conflict with or result in any breach of any of the terms and provisions of, or constitute a default under, the constating documents, director or shareholder resolutions of Canam, or any agreement or instrument or statute or laws to which Canam is a party or by which the Assets of Canam are bound or any order, decree, statute, regulation, covenant or restriction applicable to Canam;

12. to the knowledge of Canam, there are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of Canam) pending or threatened by or against Canam or affecting the Assets at law or in equity, or before or by any federal, provincial, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign and, to the knowledge of Canam, there are no existing grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success;

13. Canam does not have a pension, stock option or stock purchase plan or a profit sharing, incentive or bonus plan or other deferred compensation plan, or an employee group insurance plan, hospitalization plan, disability plan or other employee benefit plan, program, policy or practice, formal or informal with respect to any of its employees, other than the Canada Pension Plan and other similar health plans established pursuant to statute, and Canam do not have any unfunded or unpaid liability in respect of such plan;

14. Canam does not have any employees;

15. the Option Agreements are the only Material Contracts of Canam. True and complete copies of the Option Agreements have been made available to Vizsla. Canam has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not in default or alleged to be in default in respect of, the Option Agreements. The Option Agreements are in good standing and in full force and effect, and no event, condition or occurrence exists that, after notice or lapse of time or both, would constitute a default under any Option Agreement. There is no dispute between Canam and any of the Optionors. None of the Option Agreements contain terms under which the execution or performance of this Agreement would give any Optionor the right to terminate or adversely change the terms of an Option Agreement or otherwise require the consent of any other Person. None of the Option Agreements have been assigned, or if applicable subleased, in whole or in part;

16. Canam does not own or have any Mineral Claims and Mineral Rights;

17. Canam has provided Vizsla with access to full and complete copies of all material exploration information and data in respect of the Properties within its possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Properties;

18. Canam does not own, have any interest in, and is not a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property;

19. other than the Option Agreements, Canam does not own or lease any assets or property;

20. Canam has provided Vizsla and its representatives with full and complete access to all material correspondence received by Canam and its representatives from the Optionors and any non- governmental organization, community, community group, civil organization or aboriginal group;

21. no property or asset of Canam has been taken or expropriated by any Government Authority nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Canam, is there any intent or proposal to give such notice or to commence such proceeding;

22. the Books and Records disclose all material financial transactions of Canam since its incorporation, and such transactions have been fairly and accurately recorded;

23. as of the date hereof (except as disclosed in writing to Vizsla), and at the Time of Closing (except as disclosed in the Books and Records):

(a) Canam is not indebted to Mirko, whether by way of shareholder loan, unpaid, accrued or deferred compensation or otherwise;

(b) neither Mirko nor any other officer, director or employee of Canam is indebted or under obligation to Canam on any account whatsoever; and

(c) Canam has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any Person, firm or corporation of any kind whatsoever;

24. there are no material liabilities of Canam whether direct, indirect, absolute, contingent or otherwise, which have not either been disclosed in writing to Vizsla as of the date hereof or recorded in Canam's Books and Records;

25. except as disclosed in this Agreement, since incorporation Canam has not:

(a) declared, made or committed itself to make any payment of any dividends or any other distribution in respect of its shares or subdivided, consolidated or reclassified, or redeemed, purchased or otherwise acquired or agreed to acquire any of its shares;

(b) made any gift of money or of any of its Assets to any Person;

(c) authorized, agreed or otherwise become committed to do any of the foregoing;

26. Canam has no indebtedness, liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise), except for those disclosed in writing to Vizsla as of the date hereof, those recorded in the Books and Records, those incurred in the ordinary course of business, and those incurred in connection with the transactions contemplated by this Agreement;

27. Canam has not taken, directly or indirectly any action which would cause Canam to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (and the regulations promulgated thereunder), or any Applicable Laws of similar effect of any other jurisdiction (collectively, the "Anti-Corruption Laws") and, to the knowledge of Canam, no such action has been taken by any of its representatives. Canam has conducted its businesses in compliance with Anti-Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

28. except as provided in this Agreement, Canam has not incurred any liability for brokers' or finder's fees of any kind whatsoever with respect to this Agreement or any transaction contemplated under this Agreement;

29. the corporate records of Canam are or will be on Closing complete and accurate in all material respects;

30. Canam is not a reporting issuer under Securities Laws or any other provincial statute and there is no published market for any class of the shares of Canam;

31. to the knowledge of Canam, neither this Agreement or any other contract, agreement, instrument, certificate or other document required to be delivered by or otherwise to be delivered pursuant to this Agreement by Canam nor any certificate, report, statement or other document furnished by Canam in connection with the negotiation of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading; and

32. there has been no event, transaction or information that has come to the attention of Canam that has not been disclosed to Vizsla in writing that could reasonably be expected to constitute or result in a Material Adverse Change in respect of Canam.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF MIRKO

Mirko represents, warrants and agrees as of the date hereof and at the Time of Closing that:

1. Mirko is the legal and beneficial owner of all of the issued and outstanding Canam Shares (the "Owned Shares"), free and clear of all Encumbrances;

2. Mirko has not incurred any liability for broker's or finder's fees of any kind whatsoever with respect to this Agreement or any transaction contemplated hereunder or thereunder except as will be paid by Mirko out of the Consideration;

3. Mirko has the right, power, capacity and authority to enter into this Agreement and to sell the Owned Shares as contemplated herein and this Agreement constitutes a legal, valid and binding obligation of Mirko;

4. except for Vizsla's rights hereunder, to Mirko's knowledge, no person has any option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an option, warrant, right, call, commitment, conversion right, right of exchange or other agreement for the purchase from Mirko any of the Owned Shares;

5. this Agreement has been, and each additional agreement or instrument required to be delivered pursuant to this Agreement shall be at the Time of Closing, duly executed and delivered by Mirko;

6. no consent, approval, order or authorization of, or registration or declaration with, any Government Authority with jurisdiction over Mirko is required to be obtained by Mirko in connection with the execution and delivery of this Agreement or the completion of the transactions contemplated herein, except for those consents, orders, authorizations, declarations, registrations or approvals which are contemplated by this Agreement or those consents, orders, authorizations, declarations, registrations or approvals that, if not obtained by the Closing Date, would not prevent or materially delay the completion of the acquisition or otherwise prevent Mirko from performing its obligations under this Agreement; and

7. the offer to purchase the Owned Shares was not made to Mirko when either Mirko or any beneficial purchaser for whom he is acting, if applicable, was in the United States;

8. Mirko is not a U.S. Person, is not in the United States and is not purchasing the applicable Vizsla Shares on behalf of a U.S. Person or a person in the United States;

9. at the time this Agreement was executed and delivered by Mirko and any beneficial purchaser for whom he is acting, if applicable, were outside the United States;

10. Mirko or any beneficial purchaser for whom he is acting, if applicable, has no intention to distribute either directly or indirectly any of the Vizsla Shares in the United States, except in compliance with the U.S. Securities Act;

11. the current structure of this transaction and all transactions and activities contemplated in this Agreement is not a scheme to avoid the registration requirements of the U.S. Securities Act and applicable state securities laws;

12. to the knowledge of Mirko, neither this Agreement or any other contract, agreement, instrument, certificate or other document required to be delivered by or otherwise to be delivered pursuant to this Agreement by Canam nor any certificate, report, statement or other document furnished by Canam in connection with the negotiation of this Agreement contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading; and

13. there has been no event, transaction or information that has come to the attention of Mirko that has not been disclosed to Vizsla in writing that could reasonably be expected to constitute or result in a Material Adverse Change in respect of Canam.

SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF VIZSLA

Vizsla represents, warrants and agrees as of the date hereof and at the Time of Closing that:

1. Vizsla is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia, and has the power, authority and capacity to enter into this Agreement and to carry out its terms and has all necessary corporate power to own the Vizsla Interests and to conduct its business as such business is now being conducted;

2. Vizsla does not own or control directly or indirectly, any interest in any other corporation, association, partnership, joint venture or other business entity;

3. Vizsla is a "reporting issuer" in the provinces of British Columbia and Alberta and is not in material default of its continuous disclosure obligations under the securities laws of such provinces;

4. the common shares of Vizsla are listed for trading on the Exchange and Vizsla is not in material default of any of the listing requirements of the Exchange;

5. the execution and delivery of this Agreement and all other related agreements or documents, and the completion of the transactions contemplated hereby, will by the Time of Closing have been duly and validly authorized by all necessary corporate acts on the part of Vizsla, and this Agreement constitutes a legal, valid and binding obligation of Vizsla;

6. the authorized share structure of Vizsla is as described in Schedule C;

7. the rights, privileges, restrictions and conditions attached to the Vizsla Shares are as set out in Vizsla's constating documents and under applicable corporate legislation;

8. except as set out in Schedule C, there are no outstanding share purchase warrants, broker options, options or other rights or other arrangements under which Vizsla is bound or obligated to issue additional shares in its capital, share purchase warrants, broker options, options or other rights to acquire shares in its capital, and, to Vizsla's knowledge, none of the common shares of Vizsla are subject to the terms of any shareholder or voting trust agreement;

9. neither the execution and delivery of this Agreement, nor the completion of the transactions contemplated hereby will conflict with or result in any breach of any of the terms and provisions of, or constitute a default under, the constating documents, director or shareholder minutes of Vizsla, or any agreement or instrument or statute or law to which Vizsla is a party or by which the Vizsla Interests or any assets of Vizsla are bound or any order, decree, statute, regulation, covenant or restriction applicable to Vizsla; and

10. to the knowledge of Vizsla, there are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of Vizsla) pending or threatened by or against Vizsla or affecting Vizsla's assets at law or in equity, or before or by any federal, provincial, state, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign and Vizsla is not aware of any existing ground on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success.